August 20, 2019

Prof. Ugur Sahin, M.D.
Chief Executive Officer
BioNTech SE
An der Goldgrube 12
D-55131 Mainz
Germany

       Re: BioNTech SE
           Amendment No. 1 to Draft Registration Statement on Form F-1 Submitted August 5, 2019
           CIK No. 0001776985

Dear Dr. Sahin:

      We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 1 to Draft Registration Statement on Form F-1

Prospectus Summary
Our Pipeline, page 3

1. We note your response to our prior comment 2 and reissue in part. Please ensure that the graphical depiction of status in the table corresponds with the disclosure in the prospectus regarding how far along each candidate is in the development process. In this regard we note that all the arrows currently appear to show that all trials are half-way complete.
2. We note your response to our prior comment 3 and reissue in part. Please tell us and revise your use of proceeds section to disclose whether and to what extent you will use the proceeds from this offering in furtherance of the unidentified programs. Prof. Ugur Sahin, M.D.
BioNTech SE
August 20, 2019
Page 2
Business
XIV. Third-Party Collaborations, page 186

3. Please disclose the up-front or execution payments received or paid under the Genetech and Genmab collaboration agreements.
4. We note your response to our prior comment 8 and reissue in part. Please quantify the milestone and royalty payments under the Penn Agreement or explain to us why you believe they are not material to an understanding of the agreement.
4 Revenue from contracts with customers, page F-31

5. We acknowledge your response to prior comment 11. The revised disclosure states that
      8.53 million was recognized as revenue under the Sanofi agreement in the year ended
      2018. Please explain why this amount differs from the 41.71 million in the table on page
      F-31.
        You may contact Vanessa Robertson at (202) 551-3649 or Lisa Vanjoske at
(202) 551-
3614 if you have questions regarding comments on the financial statements and related matters.
Please contact Tonya K. Aldave at (202) 551-3601 or Justin Dobbie, Legal Branch Chief, at
(202) 551-3469 with any other questions.



                                                           Sincerely,
FirstName LastNameProf. Ugur Sahin, M.D.
                                                           Division of
Corporation Finance
Comapany NameBioNTech SE
                                                           Office of Healthcare
& Insurance
August 20, 2019 Page 2
cc:       Eric Blanchard, Esq.
FirstName LastName